UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated June 14, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: June 14, 2007	By: /s/ David Hottman David Hottman, Chairman

News Release TSX-V: PDO 07-13 June 14, 2007

PORTAL DRILLING FOLLOWS UP 4.0 METERS GRADING 18.9 G/T GOLD AND 549 G/T SILVER AT ARROYO VERDE PRINCIPAL VEIN

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) is pleased to report that follow up drilling has been completed on the high grade Principal Vein at the Arroyo Verde Project, Chubut Province, Argentina. The Arroyo Verde project consists of 40,000 hectares of concessions (155 square miles) hosting both low sulphidation epithermal gold-silver veins as well as molybdenum-copper porphyry style mineralization.

The current phase of drilling consisted of 2,500 meters in 8 holes including sections of both RC used for the upper portions and diamond drilling used for the vein intersections.

The drill holes continue to probe the Principal Vein over a strike length of 400 meters and to a maximum vertical depth of 295 meters. The holes have intersected zones of hydrothermal breccia varying from 4 meters to 16 meters in length with sections of chalcedonic veinlets and veining with fine disseminated pyrite and wispy sulphides.

Additionally hole PO-110 cut the previously defined hanging wall vein with values of 3.89 g/t Au and 84.2 g/t Ag over a length of 3 meters or 5.29 g/t Au equivalent*. This intersection discovered unexpectedly in the upper portion of the hole drilled with RC extends the Hanging Wall vein approx 120 meters deeper vertically below the previous intersection in drill hole PO-96 of 12.0 g/t Au over 4 meters Au equivalent*.

At the Principal Vein, 18 holes totaling 5276 meters have been drilled since 2005 testing the vein over a strike length of 700 meters to a depth of 295 meters vertically below the surface and at a spacing of 50 to 100 meters. In the western portion of the Principal Vein, 14 drill holes have to date outlined a high-grade section along a strike length of 400 meters on surface to a vertical depth of 295 meters.

Listed below are highlights of the previously reported drill intercepts from the Western 400 meter section of the Principal Vein (PV) with Hanging Wall (HWV) Vein intercepts included. The numeric sequence gap in drill holes were drilled on other targets on the property such as the El Porvenir-Refugio Molybdenum-Copper Porphyry discovery:

Hole # (equivalent)	From – To	Intercept (meters)	Gold (g/tonne)	Silver (g/tonne)	Gold (g/tonne)

PO-36-PV	136 – 137	1	14.12	499	22.44

PO-37-PV Incl	112 - 115 113 - 115	3 2	5.51 7.75	151 215	8.03 11.34

PO-38-PV	126 - 130	4	4.84	202	8.21

PO-39-PV Incl	108 - 110 108 - 109	2 1	39.79 78.17	2727 4712	80.25 156.70

PO-41-PV Incl.	64 – 66.1 64 – 65.76	2.1 1.7	7.03 8.23	50 55	7.87 9.16

PO-48-PV Incl.	11 – 15 14 – 15 117 – 119	4 1 2	5.52 13.64 7.26	7 6 2	5.65 13.75 7.30

PO-94-PV	200.8 – 205	4.2	18.9	549.2	28.05

PO-95-HWV	56 – 57	1.0	4.1	316.0	9.37

PO-96-HWV PV	67 – 71 188.2 – 188.7	4.0 0.5	9.1 2.6	173.6 163.4	12.00 5.32

PO-97-PV PV PV	187.8 – 189.1 193.5 – 195 215 – 217	1.30 1.50 2.00	2.7 1.8 6.3	115.1 126.7 38.1	4.62 3.91 6.94

PO-104-HWV	126.2 – 127.8	1.6	7.10	180.0	9.77

* indicates Gold Equivalent (Au Eq.) calculated using a silver: gold ratio of 60:1 (the current silver to gold ratio is 50:1)

Note that the length of the intersections listed above represent the apparent thickness of the veins as measured along the core axis. The true width of the veins is approximately 70 % of the apparent widths referred to above.

“Portal Resources is very encouraged by the continuation to depth of the mineralized zone in the western portion of the Principal Vein, as well as with the continuation of the new Hanging Wall vein to the south with good gold-silver values. The assays for this phase of drilling are pending and will be released as they become available.” Stated David Hottman, Chairman

Sampling procedure at Arroyo Verde is to split the core on site with one half delivered to Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold and silver and ICP for trace elements. Mr. Gary Nordin, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101. Mr. Nordin is responsible for the program design and quality control of exploration undertaken by the Company in Argentina.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.